SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

MILLER CONVERTIBLE FUND

A SERIES OF THE

MILLER INVESTMENT TRUST

LETTER OF INVESTMENT INTENT

December 14, 2007

To the Board of Trustees of Miller Investment Trust:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (the “Interest”) of the Miller Convertible Fund, a series of the Miller Investment Trust, in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Wellesley Investment Advisors, Inc.

By: /s/ Greg Miller

Name:  Greg Miller

Its:  CEO